Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We have issued our report dated March 27, 2008, with respect to the consolidated financial statements of Compellent Technologies, Inc. and subsidiary (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment) appearing in the 2008 Annual Report of Compellent Technologies, Inc. and subsidiary to its shareholders and with respect to the schedule included in the Annual Report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned report.
/s/ Grant Thornton LLP

Minneapolis, Minnesota
August 18, 2008